J Sainsbury plc

02015734

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378
Our Ref: quarter3
Date: 14 January 2002

SEC MAIL PROCESSING RECEIVED MAR 05 2002 WASH. D.C. 143 SECTION

Dear Sir

QUARTER 3 TRADING STATEMENT 2001/2002

Please find enclosed a copy of the announcement made to the London Stock Exchange on 14 January 2002 in respect of the Company's Quarter 3 Trading Statement.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

dw 3/14

Hinterim1 2002

Registered office as above
Registered number 185647 England

J Sainsbury plc
news release

J Sainsbury plc. – Strong Third Quarter Trading and Record Christmas

J Sainsbury plc, the major UK and US food retailer, today issued its third quarter trading statement for the 12 weeks to 5th January 2002.

Sainsbury's Supermarkets
- Fourth consecutive quarter of increasingly strong like-for-like sales growth
- Total sales up 7.4% excluding petrol
- Like-for-like sales growth up 6.4% excluding petrol
- Record Christmas and New Year trading period; like-for-like sales up 6.8% excluding petrol for 6 weeks to 5th January

Good progress on store reinvigoration programme
- 16 stores refurbished and 11 stores extended in the quarter, bringing a total of 66 stores refurbished and 15 stores extended year to date
- Sales uplifts remain strong

Transformation programme on track
- Confident of achieving £150m cost savings target for the current financial year
- Systems and supply chain implementation going well

Shaw's (US)
- Total sales growth of 6.7%
- Q3 like-for-like sales growth of 1.6%

Sir Peter Davis, group chief executive, said:

"This is the fourth quarter of increasingly strong like-for-like sales growth in the UK and the third consecutive quarter of like-for-like sales of 6.0% or more. This is a very significant improvement over the 0.6% achieved in the same three quarters last year. We've seen continued growth in customer visits and increasing average spend. We had a strong Christmas and New Year trading period, with our extended Christmas range selling well across the estate.

"Improved planning, better systems and the hard work of our colleagues delivered consistently high availability nationwide. Record volumes were delivered into stores on peak days over the festive period, allowing us to keep customers well supplied throughout. In total we had 131 stores reinvigorated at Christmas, compared to 31 stores at Christmas 2000 and we continue to see strong sales uplifts.

"Shaw's produced good growth over the Thanksgiving period but along with the rest of the sector experienced softer trading conditions and unseasonably mild weather in the North East of the USA over the Christmas period.

"We're very encouraged by these results, which gives us confidence that we are on track to fulfil the targets we have set ourselves this year and to deliver a sustainable recovery of the business."

Unaudited Q3 sales

	Sainsbury's Supermarkets				**Shaws**	
	Excl. Petrol		Inc. Petrol			
	Q3 2002	Q3 2001	Q3 2002	Q3 2001	Q3 2002	Q3 2001
Like for like sales growth (%)	6.4	0.4	5.0	0.7	1.6	1.3
Net new space added (%)	1.0	2.0	1.0	2.5	5.1	-0.5
Total sales growth (%)	7.4	2.4	6.0	3.2	6.7	0.8

**Sainsbury's Supermarket's inflation in Q3 was –1.2% including petrol, and 1.5% excluding petrol.*

For enquiries:

Investor Relations:
Roger Matthews 020 7695 4614
Jennifer van der Eem

Media:
Jan Shawe 020 7695 6469
Pip Wood 020 7695 6329